Exhibit 99.1

                               [GRAPHIC OMITTED]
                             Fresenius Medical Care

Investor News                                  Fresenius Medical Care AG
                                               Investor Relations
                                               Else-Kroner-Str. 1
                                               D-61352 Bad Homburg

                                               Contact:

                                               Oliver Maier
                                               ------------
                                               Phone:  + 49 6172 609 2601
                                               Fax:    + 49 6172 609 2301
                                               E-mail: ir-fms@fmc-ag.com

                                               North America:
                                               Heinz Schmidt
                                               -------------
                                               Phone:  + 1 781 402 9000
                                                            Ext.:  4518
                                               Fax:    + 1 781 402 9741
                                               E-mail: ir-fmcna@fmc-ag.com

                                               Internet: http://www.fmc-ag.com
                                                         ---------------------


                                               October 10, 2005

                 Legal Actions Taken Against Resolutions of the
                          Extraordinary General Meeting



Bad Homburg, Germany - October 10, 2005 - Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced that the Company has been named in some civil actions by a small number of shareholders contesting the resolutions of the Extraordinary General Meeting ("EGM"). The EGM was held August 30, 2005 to transform the Company's legal form into a partnership limited by shares ("KGaA") and to convert the preference shares into ordinary shares to move to one share class. The Company believes that these actions are without merit and it will defend vigorously the resolutions adopted by the EGM in an appropriate way.


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The transformation of the Company's legal form and the conversion of the preference shares were approved by an overwhelming majority of common and preference shareholders at the EGM. The transformation was approved by nearly 91% of the represented ordinary share capital, and the conversion was approved by nearly 94% of the represented ordinary share capital. At the Separate Meeting of Preference Shareholders, which was held immediately following the EGM, the preference share conversion proposal was approved by nearly 85% of the represented preference share capital. Moreover, broad shareholder support for the resolutions is also evidenced by the strong share price development since the announcement in May 2005.

As a result of the acceptance of these capital structure changes by the majority of the shareholders and the financial community, Fresenius Medical Care will continue its preparation to accomplish these value-enhancing transactions with determination.

                                       ***


Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,645 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 128,200 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.


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